UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-34855

Whitestone REIT

(AREG Wizard Intermediate LP as successor by merger to Whitestone REIT)

(Exact name of registrant as specified in its charter)

c/o Ares Real Estate Management Holdings, LLC

245 Park Avenue, 40th Floor

New York, NY 10167

Tel: (212) 750-7300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares of Beneficial Interest, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, AREG Wizard Intermediate LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 24, 2026

AREG Wizard Intermediate LP (as successor by merger to Whitestone REIT) By: AREG Wizard Intermediate GP LLC, its general partner

By:	/s/ Andrew Holm
Name:	Andrew Holm
Title:	Authorized Signatory